CHINA GREEN AGRICULTURE, INC.
 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
Tel: +86-29-88266368

July 25, 2008

Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re:	China Green Agriculture, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No.: 333-149135
Filed July 18, 2008

Dear Mr. Webb:

Reference is made to your comment letter, dated July 24, 2008 to China Green Agriculture, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto (Capitalized terms in our response letter not otherwise defined herein shall have the meanings ascribed to them in the subject registration statement.):

There is currently a limited trading market … page 22

1.	We note that there is an established market for your shares. Please delete the final sentence of the second paragraph of this section.

Response:

We have deleted the sentence “You may not be able to sell your shares due to the absence of a trading market” as suggested, made the related change in the previous paragraph and combined the two paragraphs into one.

Market for Common Equity and Related Stockholder Matters, page 32

2.
Refer to the final sentence of the first paragraph of this section. We note that you were listed on the OTC:BB on August 28, 2007. Please revise this section to remove the statement that you “had no established public trading market for [your] common stock until February 2008.”

Response:

We have removed such statement accordingly.

We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

• the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

China Green Agriculture, Inc.

By:	/s/ Tao Li
Tao Li
President and
Chief Executive Officer